

Mail Stop 4631

June 9, 2009

via U.S. mail and facsimile

Ian G. Cockwell, President and Chief Executive Officer
Brookfield Homes Corporation
8500 Executive Park Avenue, Suite 300
Fairfax, Virginia 22031

>　　**Re:**　**Brookfield Homes Corporation**
>　　　　**Form 10-K for the Fiscal Year Ended December 31, 2008**
>　　　　**Filed February 13, 2009**
>　　　　**Definitive Proxy Statement on Schedule 14A**
>　　　　**Filed February 19, 2009**
>　　　　**Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>　　　　**File No. 1-31524**

Dear Mr. Cockwell:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Narrative Description of Our Business, page 3

1. We note the disclosure elsewhere in your filing regarding your backlog, which you disclose in terms of the number of new homes subject to pending sales contracts, including joint ventures. Please disclose the dollar amount of backlog orders believed to be firm, as of a recent date, and as of a comparable date in the preceding fiscal year, together with an indication of the portion not reasonably expected to be filled within the current fiscal year. See Item 101(c)(viii) of Regulation S-K.

Item 1A. Risk Factors, page 9

2. It appears that you do not have employment agreements with your executive officers. Please consider adding a risk factor addressing the risks associated with such "at-will" employment.

3. It appears that you have material relationships with affiliates. Please consider adding a risk factor addressing the risks associated with these relationships.

Item 2. Properties, page 13

4. Please file as exhibits the leases for your offices in Del Mar, California and Toronto, Canada, or explain to us why you are not required to do so. Refer to Item 101(b)(10) of Regulation S-K.

Item 6. Selected Financial Data, page 15

5. You present total gross margins excluding impairments and write-offs here and as part of the discussion and analysis of your results of operations at the consolidated and reportable segment levels. Please expand future presentations of this non-GAAP measure to provide the disclosure required by Item 10(e) of Regulation S-K and discussed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Include an example of your proposed future disclosure in your response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

Results of Operations, page 19

6. We note your statement on page 7 that cancellations have not historically had a
material impact on your operating results. We further note that your cancellation rate
for fiscal year 2008 exceeded your historical average. As such, it appears that the
cancellation rates currently may be materially impacting your operating results. In
future filings, please include disclosure of your cancellation rates for each period
presented by reportable segment and at the consolidated level.

7. We note that homebuyer incentives have had a material impact on your consolidated
operating results and on your reportable segments' operating results. Please include
disclosure of the homebuyer incentives recognized for each period presented at the
reportable segment and the consolidated levels.

8. In future filings, please provide an analysis of the material components of your
effective tax rate for each period presented. For example, we note that your fiscal
year 2007 effective tax rate was materially impacted by the reversal of tax liabilities.
Please provide investors with an explanation as to the nature of these accruals that
were reversed and how you determined it was appropriate to reverse the accruals.

Liquidity and Capital Resources, page 23

9. We note your general discussion of cash flows explains how your cash flows are
impacted by the development cycle of your communities. However, your discussion
of cash flows from operations does not address the stage(s) of development of your
communities and the respective impact it had on your cash flows period over period.
Please ensure future filings provide such information.

10. We note that you were able to obtain extensions for the repayment terms for your
project specific financing during fiscal year 2008 and again during the first quarter of
fiscal year 2009. In future filings, please disclose the dollar value of the financing for
which you were able to obtain extended payment terms and why you needed to obtain
the extensions. This will allow investors to better understand your current cash flow
position. Further, we note that your intention is to repay the project specific
financings with the proceeds from the corresponding housing and land sales. Please
also disclose if the proceeds from the housing and land sales have been less than the
corresponding financing payments to date. Please also explain what your course of
action would be if those proceeds become deficient in future periods. Finally, please
explain to investors what your course of action would be if you were unable to obtain
extensions for your project specific financings.

Contractual Obligations and Other Commitments, page 25

11. In future filings, please disclose the material terms of your various debt instruments, including a detailed description of the covenants and other restrictions contained in your debt instruments. In addition, please disclose whether you are in compliance with these covenants and other restrictions.

12. We note that the project specific financing and your revolving credit facility contain financial covenants. We further note that you have disclosed the actual results of the financial covenants for the revolving credit facility. Considering the significance of the project specific financing to your balance sheet and liquidity, please also disclose in future filings the actual results for the project specific financing financial covenants as of the most recent balance sheet. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Refer to Section 501.13.c. of the Financial Reporting Codification for guidance.

13. In future filings, please disclose the amount available to borrow under the revolving credit facility without violating any financial covenants. This disclosure will allow investors to better assess your cash flow position as of the most recent balance sheet date.

Critical Accounting Policies and Estimates, page 26

14. We note that you have not included the estimated fair value of the equity swap contract as a critical accounting estimate. As the fair value of this derivative instrument is estimated using level 3 inputs and impacted operating loss for fiscal year 2008 by 5.5%, it is unclear why you did not include quantitative and qualitative disclosures for the method used to estimate fair value, the material assumptions used in the method, and a sensitivity analysis of the estimated fair value and the impact to the consolidated financial statements using other reasonably likely assumptions as of the balance sheet date. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Carrying Values, page 27

15. Please expand your disclosures in future filings to provide a more detailed discussion of the material assumptions you used in estimating future cash flows of your projects and the factors that could materially impact these assumptions. Such factors may include a detailed discussion of local market conditions/project-level factors. We urge you to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your inventory by disclosing the material assumptions made in your fair value method and a sensitivity analysis of each of the

material assumptions. If you believe that you are unable to provide a sensitivity analysis of your material assumptions used in your fair value model, disclose on an aggregated basis by segment the carrying value of projects for which the estimated future undiscounted cash flows were close to their carrying values. In this regard, Section 501.14 of the Financial Reporting Codification states, "…the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." As such, please note that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding-related assets, such information may need to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.

16. In addition to expanding your discussion of the assumptions used to estimate the future cash flows of your projects and the sensitivity of those assumptions, please revise your disclosures in future filings to address each of the following:

- Please clarify how you determine which projects are tested for impairment. You state that you assess inventory for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address whether you look for these events and circumstances on a project level as well as how frequently you evaluate for these types of events and circumstances.

- Please disclose by segment and for each period presented (a) the number of projects tested for impairment during each period presented, (b) the number of projects you determined to be impaired during each period presented, (c) the total number of projects which exist at the end of each period presented, and (d) the fair value of the projects net of impairment. This disclosure will provide investors with a better understanding of the impairment charges you have recognized during each period presented considering each reportable segment may have differing assumptions and factors to consider that impact the fair value of the corresponding projects.

- You disclose on a consolidated basis the total number of lots with impairments recognized during fiscal year 2008 and the fair value of these lots net of impairments. Please clarify whether the lots disclosed represent all of the lots within a project that is determined to be impaired. Otherwise, please further

> revise your disclosure to clarify how you then determine which lots are impaired once a project has been determined to be impaired.
>
> - Please provide a discussion of the other factors considered to the extent that these factors are material to your estimates and assumptions in your undiscounted and discounted cash flow models. For example, discuss the local economy and community factors that are considered when estimating the fair value of each community. Please also discuss whether there are different assumptions and factors considered when evaluating housing inventory, land inventory, and option deposits.
> - We note that you also calculate a static residual value analysis to validate the results from your discounted cash flow analysis. Please explain what the static residual value analysis is and the assumptions included in this analysis.
>
> Please provide us with the disclosure you intend to include in future filings.

17. We note that your market capitalization as of December 31, 2008 was significantly less than total stockholders' equity as of December 31, 2008. We further note that this trend continued as of March 31, 2009. As such, please disclose in future filings your market capitalization as of the most recent balance sheet date. Please also disclose how you considered your market capitalization in estimating the fair value of your significant assets, such as housing and land inventory and investments in housing and land joint ventures. Please provide us with the disclosures you intend to include in future filings.

Income Taxes, page 27

18. We note that you have recognized deferred tax assets as of December 31, 2008 and March 31, 2009 of approximately $59.4 million and $65.8 million, respectively. We further note that you have recognized pre-tax losses for fiscal years 2007 and 2008 and for the first quarter of fiscal year 2009. Given the volatility in your earnings and your expectation that there is uncertainty as to when the downturn will turn around, there is a concern that investors may not fully understand how you determined it is more likely than not that your deferred tax assets will be realized. In future filings, please provide detailed disclosures regarding the material assumptions and the sensitivity of those assumptions used to determine it is more likely than not that your deferred tax assets are realizable. Specifically, please quantify your reliance on the generation of future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filings.

Note 7. Income Taxes, page 45

19. In future filings, please provide the disclosures required by paragraph 21.c. of FIN 48 for each period presented and by paragraph 21.e. of FIN 48.

Note 12. Commitments, Contingent Liabilities and Other, page 48

20. In future filings, please revise your disclosure regarding your various legal actions to address your conclusions regarding the materiality of these loss contingencies to your cash flows in addition to your financial condition and results of operations. If there are any pending loss contingencies that are probable or reasonably possible of having a material impact to your results of operations, cash flows and/or financial position, please address the need for specific disclosure of those loss contingencies in accordance with paragraphs 9-10 of SFAS 5.

21. Please revise your presentation of your warranty liability rollforward to present the line items required by paragraph 14 of FIN 45 in future filings. Specifically, please separately present the changes related to preexisting warranties and payments made.

Item 9A. Controls and Procedures, page 53

22. We note the disclosure in the second paragraph that "systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation." Please tell us whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment with respect to the disclosure regarding your disclosure controls and procedures under "Item 4. Controls and Procedures" on page 25 of your Form 10-Q for the quarter ended March 31, 2009.

Item 10. Directors, Executive Officers and Corporate Governance, page 55

23. Please disclose the position Mr. Laurie holds with Brookfield Asset Management Inc. In this regard, please ensure that you disclose all positions held by your executive officers and directors with affiliates.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

Benchmarking, page 13

24. Please identify the comparable companies used in your benchmarking. See Item
    402(b)(2)(iv) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 33

25. Please disclose the related party transaction discussed in the second paragraph of page
    42 of the Form 10-K filed on February 13, 2009.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Consolidated Statements of Stockholders' Equity, page 3

26. In future filings, please include a separate reconciliation of other interests in
    consolidated subsidiaries either here or within your footnote disclosures. Refer to
    paragraph 38(c) in Appendix A of SFAS 160 for guidance. Please note that the
    reconciliation of other interests in consolidated subsidiaries should also comply with
    the guidance in ASR 268.

* * * *

       As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed
response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure
  in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone at (202) 551-3262, or in her absence, Andrew Schoeffler at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief